				EXHIBIT 12.1

West Pharmacetical Services, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio amounts)	2008	2007	2006	2005	2004
EARNINGS:
Income before income taxes and minority interests	109.5	$86.4	$84.5	$61.4	$42.4
Add:
Fixed charges	22.3	19.9	17.2	17.9	12.1
Less:
Capitalized interest	(2.6)	(1.9)	(0.7)	(0.6)	(1.3)
Adjusted earnings	$129.2	$104.4	$101.0	$78.7	$53.2

FIXED CHARGES:
Interest expense	18.6	$16.4	$13.4	$14.7	$9.8
One-third of rent expense	3.7	3.5	3.8	3.2	2.3
Total fixed charges	$22.3	$19.9	$17.2	$17.9	$12.1

Ratio of earnings to fixed charges	5.79	5.25	5.88	4.39	4.39